SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2002

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File number 1-3247

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE CORNING INCORPORATED
INVESTMENT PLAN FOR UNIONIZED EMPLOYEES

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CORNING INCORPORATED
ONE RIVERFRONT PLAZA
CORNING, NY 14831

Documents filed as part of this report:

(a)                                  Index to financial statements filed as part of this report:

The Statement of Net Assets Available for Benefits as at December 31, 2002 and 2001, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002 and supplementary information, together with the report thereon of PricewaterhouseCoopers LLP dated June 1, 2003.  The required financial statement schedules, if any, are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)                                 Exhibits:

Exhibit 23.1- The consent of PricewaterhouseCoopers LLP

Exhibit 99.1- Certification of Deborah G. Lauper, Chair of the Benefits Committee, pursuant to 18 U.S.C. Section 1350

Exhibit 99.2- Certification of James B. Flaws, Vice Chairman and Chief Financial Officer of Corning Incorporated, pursuant to 18 U.S.C. Section 1350

Corning Incorporated
Investment Plan for
Unionized Employees

Financial Statements
December 31, 2002 and 2001

Corning Incorporated Investment
Plan for Unionized Employees
Contents
December 31, 2002 and 2001

Note:                   Schedules required by CFR2520.103-800 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Accountants

To the Corning Incorporated Investment Plan

Committee and the Participants in the

Corning Incorporated Investment Plan for

Unionized Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Corning Incorporated Investment Plan for Unionized Employees (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

June 1, 2003

Corning Incorporated Investment
Plan for Unionized Employees
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

(in thousands of dollars)	2002	2001

Assets
Investment in Corning Incorporated
Master Investment Trust (Note 2)	$155,835	$203,288

Net assets available for benefits	$155,835	$203,288

The accompanying notes are an integral part of these financial statements.

Corning Incorporated Investment
Plan for Unionized Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

(in thousands of dollars)

Allocated portion of decrease in net assets from investment activities in the Corning Incorporated Master Investment Trust (Note 2)	$(46,340)

Contributions
Employer contributions	5,964
Participant contributions	9,499

Total contributions	15,463

Distributions to participants	(16,915)

Net transfer from other qualified plans	339

Change in net assets available for benefits	(47,453)

Net assets available for benefits
Beginning of year	203,288

End of year	$155,835

The accompanying notes are an integral part of these financial statements.

Corning Incorporated Investment
Plan for Unionized Employees
Notes to Financial Statements
December 31, 2002 and 2001
(dollars in thousands)

1.                        Description of Plan

General

The following brief description of the Corning Incorporated Investment Plan for Unionized Employees (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution profit-sharing-thrift-savings plan established in January 1984 and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration

The Plan is administered by the Corning Incorporated Benefits Committee (the “Committee”), appointed by the Board of Directors of Corning Incorporated (the “Company”).  The Committee shall administer the Plan in accordance with its terms and applicable laws and shall have all necessary and appropriate powers to carry out the provisions of the Plan.

Trustee and Recordkeeper

The Plan’s assets are held by JPMorgan Chase Bank (the “Trustee”), as trustee.  The recordkeeper is Mellon HR Solutions.

Eligibility

The Plan covers all union employees of participating unions which contract with the Company.  An employee is eligible for participation in the Plan upon reaching the age of 18 and completing one year of eligible service.  Notwithstanding the foregoing, an employee who has attained age 18 and is scheduled on a normal basis to work at least 16 hours a week shall be immediately eligible.  At December 31, 2002, the unions at the following locations participated in the Plan:

Blacksburg, Virginia	Harrodsburg, Kentucky

Canton, New York	Oneonta, New York

Corning, New York	State College, Pennsylvania

Danville, Virginia	Wilmington, North Carolina

Erwin, New York

Contributions - Employer

The Company makes matching contributions as a percentage of a participant’s first 5 percent of compensation contributed according to years of service as of December 31 of the prior year as follows:

• Less than 19 years of service	50 percent

• 19 but less than 24 years of service	75 percent

• 24 or more years of service	100 percent

All matching Company contributions are invested in the Corning Common Stock Fund.  At December 31, 2002 and 2001, the Corning Common Stock Fund contains net assets of approximately $20,542 and $43,517, respectively, that are nonparticipant directed as a result of the accumulation of matching contributions made by the Company and the related earnings on those contributions.  Benefit payments from this nonparticipant directed fund amounted to approximately $1,380 in 2002.

Effective January 1, 2002, all past and future Company contributions to the Plan are fully vested after three years of service.  All contributions become fully vested upon total and permanent disability, death or retirement.

With respect to all employees eligible to participate in the Plan, beginning in January of the year the participant is expected to reach ten years of vesting service and irrespective of whether such employee has elected to contribute to the Plan, the Company contributes weekly or monthly (based on employee’s pay frequency) a supplemental contribution to the Corning Common Stock Fund an amount equal to 1.175 percent of such employee’s compensation.

Contributions – Participants

Generally, participants may contribute up to 20 percent of their base salary on a before tax basis, after tax basis or any combination of the two, to the Plan.  Highly compensated participants are limited to contribute 1 percent to 11 percent of their base salary before tax, and 1 percent to 4 percent of their base salary after tax, not to exceed 15 percent in total.  The maximum amount a participant can contribute to the Plan on a before tax basis is eleven thousand dollars per year in 2002 as adjusted by the Internal Revenue Service for cost of living increases.

Participants may also elect to have their contributions invested in the Corning Common Stock Fund on a before or after tax basis.  The Company will make a premium matching contribution for the account of each participant in an amount equal to 15 percent of such participant’s contributions to the Corning Common Stock Fund.

Fund Transfers

Participants are allowed to transfer their accumulated contributions between funds.  There are certain restrictions, however, on transfers involving the Corning Common Stock Fund.  First, only participants age 55 or over are allowed to transfer Company contributions in the Corning Common Stock Fund into any of the other investment funds.  Second, employee contributions into the Corning Common Stock Fund are available for transfer out after the funds have been in the Plan for five years.  The earnings on employee contributions to the Corning Common Stock Fund are unrestricted and eligible for transfer at any time.

Effective January 1, 2002, the following Plan amendments apply to employees at the Erwin Park Photonics Plan in Erwin, New York who are covered by a collective bargaining agreement:

•                       Employees age 55 or over may transfer Company contributions back into the Corning Common Stock Fund at any time, and

•                       Employee contributions in the Corning Common Stock Fund are no longer subject to the five-year restriction described above.

No transfers may be made into the Corning Series B Convertible Preferred Stock Fund (“Corning Preferred Stock Fund”).  Transfers from the Corning Preferred Stock Fund can only be made to the Corning Common Stock Fund.  The Corning Preferred Stock Fund was phased out in 2002.

Distributions to Participants

Distributions are made upon retirement (i.e., at least age 55 with five years of service) or in the event of a participant’s total and permanent disability, death or other termination of employment.  A retired participant can elect to receive distributions in a lump sum, installments, or intermittent withdrawals.  The Plan also provides for withdrawals by participants prior to termination.  As of December 31, 2002 and 2001, there were 6,353 and 3,319, respectively, terminated and retired participants in the Master Trust with a total vested value of $379,819 and $379,097, respectively.

Participant Loans

Participants are eligible to obtain loans from the Plan.  Loans are limited to one loan with a repayment term not to exceed 4.5 years, except for primary residence loans in which the term may not exceed ten years.  The maximum amount of any loan is the lesser of one-half of the vested account balance, or $50,000 (with a $1,000 minimum).  The interest rate on a loan is the prime rate plus 1 percent on the last business day of the month before the request for a loan.

Administrative Fees

Participants in the Plan are charged an account fee which is deducted from each participant’s account.  Also, participants in the Plan are charged a loan fee which decreases the participant’s loan proceeds.

2.                        Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Due to the inherent uncertainty involved in making estimates actual results reported in future periods could differ from those estimates.

Basis of Allocation from the Corning Incorporated Master Investment Trust

The Plan has a specific interest in the Corning Incorporated Master Investment Trust (the “Master Trust”) in which another plan sponsored by the Company also participates.  The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants.  Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.  At December 31, 2002 and 2001, the Plan’s percentage interest in the net assets of the Master Trust was approximately 16 percent and 18 percent, respectively.

Valuation of Master Trust Investments

Master Trust investments in mutual and collective trust funds are recorded at fair value based upon the net asset value announced by the fund on the last business day of the year.  Investment contracts are valued at contract value, representing contributions made plus interest at the contract rate, less funds withdrawn and administrative expenses.  There are no reserves against contract values for credit risk of the contract issuer or otherwise.  At December 31, 2002, the average crediting interest rate was approximately 7 percent.  Participant loans receivable are valued at cost plus accrued interest which approximates fair value.

Risks and Uncertainties

The Plan’s investment securities are exposed to various risks, such as changes in interest rates and market returns.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in valuations in the near term would materially affect participants’ account balances and the amounts of such investments reported in the Plan’s financial statements.

3.                        Investments

Participants who contribute to the Plan may elect to have their contributions invested in any combination of the following funds on a before or after tax basis:

•                  Stable Value Fund

•                  Vanguard Institutional Index Fund

•                  Pelican Fund

•                  W. P. Stewart Fund

•                  Vanguard Balanced Index Fund

•                  Vanguard International Growth Fund

•                  Fidelity Contrafund

•                  Putnam New Opportunities Fund

•                  Vanguard Small-Cap Index Fund

•                  Vanguard Total Bond Market Index Fund

•                  Corning Common Stock Fund

Stable Value Fund

The Stable Value Fund is invested in a diversified portfolio of fixed income investments.  These investments include Guaranteed Investment Contracts issued and guaranteed by insurance companies and U.S. Government agency investments.  The Stable Value Fund seeks to provide a stable rate of return with safety of principal and liquidity as primary objectives.

Vanguard Institutional Index Fund

The Vanguard Institutional Index Fund seeks to mirror the performance of the overall stock market by investing in large company stocks.

Pelican Fund

The Pelican Fund is invested in large company stocks.  The Pelican Fund seeks to provide moderate to high earnings with moderate to high variability of returns.

W. P. Stewart Fund

The W. P. Stewart Fund is invested in a variety of growth stocks.  The fund seeks moderate to high earnings with moderate to high variability of returns.

Vanguard Balanced Index Fund

The Vanguard Balanced Index Fund seeks income as well as long-term growth of capital and income with moderate variability of returns by investing 60 percent of its assets in stocks and 40 percent of its assets in bonds.

Vanguard International Growth Fund

The Vanguard International Growth Fund seeks high earnings and high variability of returns by investing in stocks of large, non-U.S. companies with good growth potential.

Fidelity Contrafund

The Fidelity Contrafund seeks high earnings with high variability of returns by investing in stocks of medium sized and some small and large sized companies.

Putnam New Opportunities Fund

The Putnam New Opportunities Fund seeks high earnings with high variability of returns by investing in stocks of small, medium and some large sized companies with good growth potential in fast-growing industries.

Vanguard Small-Cap Index Fund

The Vanguard Small-Cap Index Fund seeks long-term growth of capital with high variability of returns by investing in small company stocks.

Vanguard Total Bond Market Index Fund

The Vanguard Total Bond Market Index Fund seeks a high level of interest income with low-to-moderate variability of returns by investing in U.S. Treasury, federal agency, mortgage-backed and high-quality corporate bonds.

Corning Common Stock Fund

The Corning Common Stock Fund seeks high earnings with high variability of returns by investing in Corning Common Stock.

The number of participants contributing to each fund category at December 31 was as follows:

	2002	2001
Fixed Income Fund	952	989
Mutual Funds	2,626	4,031
Equity Fund	303	376
Corning Common Stock Fund	2,192	3,222

As many eligible employees participate in more than one fund, and since terminated and retired employees are included as plan participants during the year, but not at year end, the total number of participants in the Plan differs from the number of participants shown above.  A total of 6,966 and 7,371 active and terminated employees participated in the Plan during 2002 and 2001, respectively.

The following presents the Master Trust’s investments at December 31:

	2002	2001

Fixed Income Funds	$450,909	$429,902
Mutual Funds	293,022	376,331
Equity Funds	29,843	37,919
Corning Common Stock	140,898	244,024
Corning Preferred Stock	—	9,236
Participant Loans	16,781	19,788

	$931,453	$1,117,200

The fair values of investments representing 5 percent or more of Master Trust assets at December 31 are as follows:

	2002	2001
Corning Common Stock Fund	$140,898	$244,024
Pelican Fund	47,514	68,504
Vanguard Institutional Index Fund	81,901	113,832
Stable Value Fund	450,684	429,792

During 2002, the Master Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $239,045, as follows:

2002
Mutual Funds	$(78,694)
Equity Funds	(6,002)
Corning Common Stock	(152,214)
Corning Preferred Stock	(2,135)

$(239,045)

During 2002, the Master Trust’s investments earned interest and dividends in the amount of $29,401 and $10,222, respectively.  For 2002, investment expenses totaled $1,218.

4.                        Investment in the Corning Preferred Stock Fund

In previous years, participants were given the opportunity to designate a portion of their contributions to be invested in Series B Convertible Preferred Stock (“Preferred Stock”).  During 2002, the Plan phased out investments in Preferred Stock and as of December 31, 2002, there are no investments in Preferred Stock.

5.                        Investment in the Corning Common Stock Fund

During 2002, the Master Trust purchased 11,157,369 shares of the Company’s Common Stock at an aggregate cost of $39,902 and sold 4,121,676 shares for proceeds of $17,651 resulting in realized losses of $28,159.  The Master Trust distributed 658,025 shares of Common Stock having a market value of $2,650 (cost of $7,706).  The participants of the plans contributed cash for the purchase of 8,422,597 shares of Common Stock having a market value of $31,160 to the Master Trust.  At December 31, 2002 and 2001, the Master Trust held 41,617,114 and 26,816,849 shares of Common Stock of the Company, respectively, of which the Plan had specific ownership of 10,385,246 and 7,451,666 shares, respectively.

6.                        Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all amounts credited to participants’ accounts will become 100 percent vested and will be distributed to participants in accordance with Plan provisions.

7.                        Tax Status

The Plan received a favorable determination letter dated March 11, 1996 from the Internal Revenue Service indicating that it meets the requirements of Section 401(a) of the Internal Revenue Code (“IRC”) and has qualified status as an employee retirement plan.  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

8.                        Subsequent Events

Effective January 1, 2003, the Plan was amended to completely eliminate the 15 percent Premium Matching Contribution on employee contributions directed for investment in the Corning Common Stock Fund.

Starting January 1, 2003, the Plan was amended to allow participants to transfer Company contributions into and out of the Corning Common Stock Fund without restriction.  This change applied to all Company contributions made to Plan accounts, regardless of participant age and vesting status.

Effective January 1, 2003, the Plan was amended to eliminate the requirement that participants wait five years to move employee contributions out of the Corning Common Stock Fund.  The Plan was also changed to allow participants to transfer employee contributions from other investment funds into the Corning Common Stock Fund.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

THE CORNING INCORPORATED INVESTMENT PLAN FOR UNIONIZED EMPLOYEES

	By:	/s/ Deborah G. Lauper
Deborah G. Lauper
Chair Benefits Committee

Date: June 30, 2003